EXHIBIT 12

CATERPILLAR INC.

AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

YEARS ENDED DECEMBER 31,

	2011	2010	2009	2008	2007

Earnings (1)	$6,725	$3,750	$569	$4,501	$4,990
Plus: Interest expense	1,222	1,257	1,434	1,427	1,420
One-third of rental expense (2)	143	120	127	133	119
Adjusted Earnings	8,090	5,127	2,130	6,061	6,529

Fixed charges:
Interest expense (3)	1,222	1,257	1,434	1,427	1,420
Capitalized interest	18	26	25	27	15
One-third of rental expense (2)	143	120	127	133	119
Total fixed charges	$1,383	$1,403	$1,586	$1,587	$1,554

Ratio of earnings to fixed charges	5.8	3.7	1.3	3.8	4.2

(1)	Consolidated profit before taxes
(2)	Considered to be representative of interest factor in rental expense
(3)	Does not include interest on income taxes and other non-third-party indebtedness